Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2017 Results

Received overwhelming stockholder approval and cleared Hart-Scott-Rodino for merger with Cincinnati Bell

Increased business VoIP revenue by 13 percent, driven by strong demand for hosted voice and fiber data

Expanded TV subscriber base by 11 percent, recording 21st consecutive quarter of year-over-year growth

Grew wholesale high-bandwidth services revenue by 25 percent

HONOLULU (Wednesday, November 8, 2017) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30.  The highlights are as follows:

•	Revenue totaled $91.0 million, resulting in Adjusted EBITDA(1) of $25.8 million.
•	Business VoIP revenue increased 13.3 percent year-over-year, driven by 15.2 percent growth in business VoIP lines.
•	Business strategic revenue(2) increased 8.6 percent over the last two years and now represents 39 percent of total business revenue.
•

TV revenue grew 5.9 percent year-over-year, driven by 11.4 percent subscriber growth, ending the quarter with over 44,300 Hawaiian Telcom TV subscribers.  Overall Next-Generation Network (NGN) penetration is approximately 25 percent, an increase from 22 percent in the same period the prior year.

•	Consumer strategic revenue(2) increased 4.6 percent over the last two years and now represents 53 percent of total consumer revenue.
•	Wholesale revenue from high-bandwidth services grew 24.8 percent year-over-year, driven by trans-Pacific fiber circuit capacity sales.
•

Fiber-enabled approximately 800 business addresses, 1,000 consumer households, and 1,100 CAF II locations in the quarter, bringing total fiber-enabled business addresses to 9,400, total NGN households on O‘ahu to 205,000, and 2,300 CAF II enabled locations on the neighbor islands.

•

Incurred a GAAP net loss of $92.7 million, or $8.00 per diluted share for the quarter, primarily due to a one-time, non-cash increase in deferred tax valuation allowance of $89.4 million.  Excluding this allowance, third quarter Adjusted Net Loss(3) was $3.3 million, or $0.29 per diluted share.

•

All federal and state regulatory applications related to the Cincinnati Bell merger have been filed; regulatory review processes are well underway and the merger is expected to close as soon as all regulatory approvals and other customary closing conditions are met.

“In the third quarter, we continued to transform our business and strengthen our position as Hawai‘i’s leading provider of fiber services,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.  “Penetration of Hawaiian Telcom TV, our IPTV product, has grown consistently every quarter for the last four years.  Consumer Internet revenue and subscribers increased sequentially for the first time in eight quarters, driven by strong demand for our exclusive Fiber-to-the-Home Internet speeds.  Demand for our fiber-based business services such as VoIP and Fiber-to-the-Business Internet, as well as wholesale Ethernet and trans-Pacific undersea fiber capacity also continued to grow.  Our fiber assets, knowledge, and innovation has been, in large part, responsible for the transformation of our business.  Together with Cincinnati Bell, we can leverage our shared knowledge and innovation to further capitalize on customers’ growing demand for high-bandwidth and next-generation services to drive sustainable growth.  We believe this combination of like-minded, locally-focused companies will increase long-term value for all our stakeholders.”

Third Quarter 2017 Results

Third quarter revenue was $91.0 million, compared to $97.8 million in the third quarter of 2016.  The year-over-year change was primarily due to revenue growth in consumer video, business VoIP, and high-bandwidth fiber consumer and business Internet services being more than offset by revenue declines associated with legacy voice and low-bandwidth Internet services, as well as lower levels of equipment sales.  Adjusted EBITDA was $25.8 million, resulting in an Adjusted EBITDA margin of 28.3 percent.

Net loss for the third quarter was $92.7 million, or $8.00 per diluted share, primarily impacted by an $89.4 million one-time, non-cash increase in tax valuation allowance relating to our deferred income tax assets.  The requirement to establish this allowance was due to the pre-tax losses incurred by the Company in 2017.  This valuation allowance does not preclude the Company from using its net operating loss carryforward in the future.  Excluding this allowance, third quarter Adjusted Net Loss was $3.3 million, or $0.29 per diluted share, primarily related to $2.0 million in professional fees associated with the Cincinnati Bell merger and $1.1 million in non-cash pension expense related to employee retirements in the quarter.

Business Revenue

Third quarter business revenue totaled $41.9 million, down $2.9 million year-over-year primarily due to lower levels of equipment sales and the decline in legacy voice and low-bandwidth Internet services, as well as lower average revenue per unit on certain data services because of promotional pricing.  These decreases were partly offset by continued growth in high-bandwidth fiber Internet services and a 13.3 percent year-over-year increase in business VoIP revenue, driven by strong demand for Hawaiian Telcom’s hosted voice and data bundle.

In the third quarter, the number of business Internet subscribers on packages with 50 Mbps to 1 Gbps fiber speeds grew 38.3 percent year-over-year.  To support this growing demand for bandwidth and increasing cloud adoption, the Company continued to deploy fiber GPON technology to further leverage its Next-Generation Network to nearly 800 additional small business addresses in the quarter, providing customers access to 1 Gbps Internet service.  This brings Hawaiian Telcom’s total fiber-GPON-enabled business addresses to approximately 9,400 at the end of the third quarter.

Business strategic revenue increased 8.6 percent over the last two years and now represents 39 percent of total reported business revenue, compared to 34 percent in the same period two years ago.

Consumer Revenue

Third quarter consumer revenue totaled $33.7 million, compared to $35.7 million in the third quarter of 2016.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth fiber Internet services was more than offset by the year-over-year revenue decline in legacy voice and low-bandwidth copper Internet services.  Third quarter consumer strategic revenue increased 4.6 percent over the last two years now represents 53 percent of total consumer revenue, up from 46 percent in the same period two years ago.

Hawaiian Telcom TV continued to be the driver of revenue growth in the consumer channel.  Video services revenue grew 5.9 percent year-over-year to $11.1 million for the quarter and has become a $44 million and growing annualized revenue stream.  Video subscribers grew 11.4 percent during the same period, ending the quarter with approximately 44,300 subscribers.  When combined with approximately 6,000 additional Internet subscribers on our NGN footprint that do not have TV service, the penetration rate in our NGN footprint is approximately 25 percent, an increase from 22 percent in the same period in the prior year.

During the third quarter, the Company fiber-enabled 1,000 additional consumer households on O‘ahu, including success-based bulk multi-dwelling units and greenfield single-family homes, bringing total NGN households to 205,000, or approximately two-thirds of total marketable households on O‘ahu.

Customer demand for Hawaiian Telcom Internet continued to be driven by TV attachment and higher fiber data speeds.  As of September 30, 2017, approximately 95 percent of all video subscribers had double- or triple-play bundles with Internet.  Customer adoption of higher fiber speed offerings continued to grow.  In the third quarter, the number of Internet subscribers on packages with 100 Mbps to 1 Gbps fiber speeds grew 64.4 percent year-over-year.  Internet services revenue for the third quarter decreased $0.4 million year-over-year and is consistent quarter-over-quarter.

Wholesale Revenue

Third quarter wholesale revenue totaled $12.6 million, down $0.9 million compared to third quarter 2016.  Revenue from high-bandwidth, multi-year contract wholesale services including Ethernet, trans-Pacific fiber circuit capacity, and optical transport services increased 24.8 percent year-over-year and now represents 35 percent of total wholesale revenue, up from 23 percent in the same period two years ago.  This revenue growth was offset by the revenue decline from certain wholesale customers disconnecting low-bandwidth, less efficient legacy circuits on month-to-month service.

Operating Expenses

Third quarter operating expenses totaled $92.1 million, down $2.0 million compared to third quarter 2016.  Operating expenses, exclusive of non-cash and special items which are excluded from our Adjusted EBITDA calculation, decreased $4.0 million year-over-year to $65.3 million.  The decrease was primarily due to lower salaries and wages as a result of reduced headcount, lower labor overtime, and decreased cost of goods as a result of lower levels of equipment sales.  These decreases were partially offset by higher video content costs from increasing numbers of TV subscribers.

Capital Expenditures and Liquidity

Capital expenditures totaled $75.7 million for the nine months ended September 30, 2017, down from $78.3 million in same period in the prior year.  Nearly 90 percent of total capital expenditures in the first nine months of 2017 was directed towards growth and expansion initiatives, which included payments on the trans-Pacific undersea cable system, Connect America Fund build out, spending on Fiber-to-the-Business initiative, as well as success-based spending to support the growth of the Company’s next-generation services.

As of September 30, 2017, the Company had $44.7 million in cash and cash equivalents compared to $15.8 million at the end of 2016.  The increase in cash was primarily due to our new term loan financing in May 2017 and the up-front payments received for fiber circuit capacity on our trans-Pacific cable that was completed in August 2017.  Net Debt(4) was $267.0 million, resulting in a Net Leverage Ratio(5) as of September 30, 2017 of 2.5x.  Levered Free Cash Flow(6)  for the first nine months of 2017 was negative $7.0 million.

Conference Call

The Company will host a conference call to discuss its third quarter 2017 results at 9:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Wednesday, November 8, 2017.  The accompanying slide presentation will be available from the Investor Relations section of the Company’s website at hawaiiantel.com prior to the call.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide passcode 1717775.

A live webcast of the conference call will be available from the Investor Relations section of the Company’s website and will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 5:00 p.m. (Eastern Time) November 15, 2017.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 1717775.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Adjusted Net Loss, Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Adjusted Net Loss, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; severe weather conditions and natural disasters; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Cincinnati Bell or conditions to the closing of the merger may not be satisfied or waived; the failure to satisfy the closing conditions; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed merger; the effect of the announcement of the merger on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and operating results and business generally; the transaction may involve unexpected costs, liabilities or delays; the Company’s business may suffer as a result of the uncertainty surrounding the transaction; the outcome of any legal proceeding relating to the transaction; the Company may be adversely affected by other economic, business and/or competitive factors; and other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2016 Annual Report on Form 10-K. The information contained in this release is as of November 8, 2017. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s Technology Leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit hawaiiantel.com.

(1)  Adjusted EBITDA is a non-GAAP measure defined by the Company as net income (loss) plus interest expense (net of interest income and other), income taxes, depreciation and amortization, gain on sale of property, non-cash stock and other performance-based compensation, SystemMetrics earn-out, pension settlement loss, severance costs and other special items.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because it is used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA to comparable GAAP financial measures has been included in the table distributed with this release.

(2)  Business strategic revenue, as defined by the Company, includes data services and hosted and managed services revenues.  Data services include high-bandwidth data products such as Ethernet, Routed Network Services, Dedicated Internet Access, along with traditional High-Speed Internet for business customers, VoIP, and legacy data services such as ATM and Frame Relay.  Business VoIP, also referred to as BVoIP, is a unified hosted communications solution for business that includes digital voice services bundled with Internet service.  Hosted and managed services include physical colocation, virtual colocation, security, cloud services, professional services, network management and network installation related services.  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.

(3)  Adjusted Net Loss is defined as net loss adjusted for the one-time, non-cash item related to the deferred tax valuation allowance.  The Company believes this non-GAAP measure is a meaningful performance measure for investors because the deferred tax valuation allowance does not affect our ongoing business operations.  Our use of Adjusted Net Loss may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted Net Loss to comparable GAAP financial measures has been included in the tables distributed with this release.

(4)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(5)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(6)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  This non-GAAP measure does not represent the residual cash flow available for discretionary expenditures.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

(7)  Beginning in the first quarter of 2017, the Company no longer reports data center services as a separate segment and a separate revenue line item in the business channel.  This is as a result of the Company’s evolving strategy to increase emphasis on bundling of strategic communications services to customers as well as maximize the efficiency benefits of an integrated operation.  Data center services revenue has been reclassified to the appropriate revenue line items in the business channel.  Prior period information has been revised to reflect the current presentation.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income (Loss)

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Operating revenues	$91,013	$97,848	$276,821	$296,183
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,100	41,903	121,472	124,987
Selling, general and administrative	29,827	29,206	87,830	88,625
Depreciation and amortization	22,174	23,036	65,186	67,479
Total operating expenses	92,101	94,145	274,488	281,091
Operating income (loss)	(1,088)	3,703	2,333	15,092
Other income (expense):
Interest expense	(4,150)	(4,156)	(11,962)	(12,879)
Loss on early extinguishment of debt	—	—	(4,826)	—
Total other expense	(4,150)	(4,156)	(16,788)	(12,879)
Income (loss) before income tax provision (benefit)	(5,238)	(453)	(14,455)	2,213
Income tax provision (benefit)	87,481	(174)	83,693	892
Net income (loss)	$(92,719)	$(279)	$(98,148)	$1,321
Net income (loss) per common share -
Basic	$(8.00)	$(0.02)	$(8.48)	$0.11
Diluted	$(8.00)	$(0.02)	$(8.48)	$0.11
Weighted average shares used to compute net income (loss) per common share -
Basic	11,587,963	11,512,280	11,568,540	11,499,947
Diluted	11,587,963	11,512,280	11,568,540	11,539,828

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$44,723	$15,821
Receivables, net	30,374	33,377
Material and supplies	6,950	8,090
Prepaid expenses	4,906	4,093
Other current assets	2,582	7,229
Total current assets	89,535	68,610
Property, plant and equipment, net	608,098	595,997
Intangible assets, net	31,452	32,728
Goodwill	12,104	12,104
Deferred income taxes, net	—	92,171
Other assets	2,176	2,311
Total assets	$743,365	$803,921
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$10,250	$3,000
Accounts payable	52,899	53,506
Accrued expenses	13,326	15,293
Advance billings and customer deposits	15,165	15,013
Other current liabilities	6,407	6,327
Total current liabilities	98,047	93,139
Long-term debt	301,351	281,699
Employee benefit obligations	81,678	105,930
Other liabilities	39,039	18,239
Total liabilities	520,115	499,007
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,587,963 and 11,513,279 shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	116	115
Additional paid-in capital	181,912	179,958
Accumulated other comprehensive loss	(21,239)	(35,218)
Retained earnings	62,461	160,059
Total stockholders’ equity	223,250	304,914
Total liabilities and stockholders’ equity	$743,365	$803,921

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2017	2016
Cash flows from operating activities:
Net income (loss)	$(98,148)	$1,321
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	65,186	67,479
Deferred financing amortization	1,165	1,533
Loss on early extinguishment of debt	4,826	—
Employee retirement benefits	(1,624)	(6,430)
Provision for uncollectible receivables	2,791	2,908
Stock based compensation	2,050	1,722
Deferred income taxes	84,072	1,412
Changes in operating assets and liabilities:
Receivables	212	1,340
Material and supplies	1,140	282
Prepaid expenses and other current assets	(1,166)	(1,839)
Accounts payable and accrued expenses	(44)	6,067
Advance billings and customer deposits	20,677	(2,227)
Other current liabilities	(272)	(600)
Other	(100)	(22)
Net cash provided by operating activities	80,765	72,946
Cash flows from investing activities:
Capital expenditures	(75,718)	(78,334)
Net cash used in investing activities	(75,718)	(78,334)
Cash flows from financing activities:
Proceeds from borrowing	330,000	—
Proceeds from installment financing	1,260	1,698
Repayment of capital lease and installment financing	(2,989)	(2,680)
Repayment of borrowings	(302,701)	(2,250)
Refinancing costs	(6,295)	(688)
Taxes paid related to net share settlement of equity awards	(495)	(354)
Net cash provided by (used in) financing activities	18,780	(4,274)
Net change in cash, cash equivalents and restricted cash	23,827	(9,662)
Cash, cash equivalents and restricted cash, beginning of period	21,146	30,312
Cash, cash equivalents and restricted cash, end of period	$44,973	$20,650

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (7)

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	September 30,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$4,260	$4,455	$(195)	(4.4)%
Dedicated Internet access	2,088	2,634	(546)	(20.7)%
Internet services	3,186	3,401	(215)	(6.3)%
BVoIP	3,720	3,284	436	13.3%
Legacy data services	1,622	1,652	(30)	(1.8)%
Total data services	14,876	15,426	(550)	(3.6)%
Voice services	20,431	21,687	(1,256)	(5.8)%
Hosted and managed services	1,503	1,523	(20)	(1.3)%
Equipment and related services	5,050	6,161	(1,111)	(18.0)%
	41,860	44,797	(2,937)	(6.6)%
Consumer
Video services	11,103	10,483	620	5.9%
Internet services	6,639	7,053	(414)	(5.9)%
Voice services	15,946	18,144	(2,198)	(12.1)%
	33,688	35,680	(1,992)	(5.6)%
Wholesale carrier data	12,567	13,440	(873)	(6.5)%
Other	2,898	3,931	(1,033)	(26.3)%
	$91,013	$97,848	$(6,835)	(7.0)%

For Nine Months

	Nine Months Ended
	September 30,		Change
	2017	2016	Amount	Percentage
Business
Data services:
Ethernet and routed network services	$13,387	$12,956	$431	3.3%
Dedicated Internet access	6,777	11,577	(4,800)	(41.5)%
Internet services	9,853	10,362	(509)	(4.9)%
BVoIP	10,623	9,345	1,278	13.7%
Legacy data services	4,855	5,607	(752)	(13.4)%
Total data services	45,495	49,847	(4,352)	(8.7)%
Voice services	62,423	65,851	(3,428)	(5.2)%
Hosted and managed services	4,677	4,810	(133)	(2.8)%
Equipment and related services	14,768	15,804	(1,036)	(6.6)%
	127,363	136,312	(8,949)	(6.6)%
Consumer
Video services	32,502	29,907	2,595	8.7%
Internet services	19,940	22,106	(2,166)	(9.8)%
Voice services	49,338	55,825	(6,487)	(11.6)%
	101,780	107,838	(6,058)	(5.6)%
Wholesale carrier data	37,997	40,373	(2,376)	(5.9)%
Other	9,681	11,660	(1,979)	(17.0)%
	$276,821	$296,183	$(19,362)	(6.5)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2017	2016	2017	2016	2017
Net income (loss)	$(92,719)	$(279)	$(98,148)	$1,321	$(98,363)
Income tax provision (credit)	87,481	(174)	83,693	892	83,392
Interest expense and other income and expense, net	4,150	4,156	16,788	12,879	21,004
Operating income (loss)	(1,088)	3,703	2,333	15,092	6,033
Depreciation and amortization	22,174	23,036	65,186	67,479	87,623
Non-cash stock and other performance-based compensation	892	737	2,348	2,305	2,989
SystemMetrics earn-out	—	(71)	32	660	137
Pension settlement loss	1,090	486	3,360	486	4,151
Early retirement plan severance	—	—	1,743	—	1,743
Merger-related expenses	1,988	—	2,177	—	2,177
Other special items	700	675	2,064	1,461	2,890
Adjusted EBITDA	$25,756	$28,566	$79,243	$87,483	$107,743

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted Net Loss Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2017		September 30, 2017
Net loss	$	(92,719)	$	(98,148)
Change in income tax valuation allowance		89,410		89,410
Adjusted net loss	$	(3,309)	$	(8,738)

Adjusted net loss per common share -
Basic	$	(0.29)	$	(0.76)
Diluted	$	(0.29)	$	(0.76)

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2017	2016	2017	2016	2017
Adjusted EBITDA	$25,756	$28,566	$79,243	$87,483	$107,743
Cash interest expense	(2,401)	(3,588)	(10,517)	(9,938)	(14,285)
Capital expenditures	(23,088)	(25,436)	(75,718)	(78,334)	(95,225)
Levered Free Cash Flow	$267	$(458)	$(6,992)	$(789)	$(1,767)

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2017	$311,601
Less cash on hand	(44,723)
Total net debt as of September 30, 2017	$266,878

LTM Adjusted EBITDA as of September 30, 2017	$107,743
Net leverage ratio as of September 30, 2017	2.5	x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	September 30,		Change
	2017	2016	Number	Percentage
Business
Data lines	18,530	19,754	(1,224)	(6.2)%
BVoIP lines	21,421	18,593	2,828	15.2%
Voice access lines	153,273	162,587	(9,314)	(5.7)%

Consumer
Video subscribers	44,312	39,774	4,538	11.4%
Internet lines	90,563	91,000	(437)	(0.5)%
Voice access lines	123,738	139,167	(15,429)	(11.1)%
Homes enabled for video	205,000	201,000	4,000	2.0%

	September 30,	June 30,	Change
	2017	2017	Number	Percentage
Business
Data lines	18,530	18,917	(387)	(2.0)%
BVoIP lines	21,421	20,666	755	3.7%
Voice access lines	153,273	155,743	(2,470)	(1.6)%

Consumer
Video subscribers	44,312	43,235	1,077	2.5%
Internet lines	90,563	90,073	490	0.5%
Voice access lines	123,738	127,134	(3,396)	(2.7)%
Homes enabled for video	205,000	204,000	1,000	0.5%